BRF S.A.
A Publicly Traded Company
CNPJ n° 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

BRF S.A. ANNOUNCES TENDER RESULTS AND EXPIRATION TIME OF THE
CASH TENDER OFFERS FOR ANY AND ALL OUTSTANDING
7.250% SENIOR NOTES DUE 2020 ISSUED BY BFF INTERNATIONAL LIMITED,
UNCONDITIONALLY AND IRREVOCABLY GUARANTEED BY BRF S.A., AND
5.875% SENIOR NOTES DUE 2022 ISSUED BY BRF S.A.

São Paulo, September 14, 2016 – BRF S.A. (“BRF”) and its subsidiary BFF INTERNATIONAL LIMITED (“BFF”) today announced the tender results in connection with (i) an offer by BFF to purchase for cash any and all outstanding 7.250% Senior Notes due 2020 (the “2020 Notes”) issued by BFF and guaranteed by BRF (the “2020 Notes Tender Offer”), and (ii) an offer by BRF to purchase for cash any and all outstanding 5.875% Senior Notes due 2022 (the “2022 Notes” and together with the 2020 Notes, the “Notes”) issued by BRF (the “2022 Notes Tender Offer” and together with the 2020 Notes Tender Offer, the “Tender Offers”). The Tender Offers were made pursuant to the offer to purchase dated September 7, 2016 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”) and notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and together with the Offer to Purchase and the Letter of Transmittal, the “Offer Documents”). As previously announced, the expiration time for the Tender Offers was 12:00 p.m., New York City time, on September 14, 2016 (such date and time, the “Expiration Time”). As of the Expiration Time, U.S.$86,391,000 in aggregate principal amount of the Notes outstanding had been validly tendered and not withdrawn pursuant to the Tender Offers, and an additional U.S.$145,000 in aggregate principal amount of 2020 Notes had been submitted pursuant to a Notice of Guaranteed Delivery and remain subject to the delivery of the underlying 2020 Notes, as further described below. Settlement of the Tender Offers is expected to occur on or about September 21, 2016 (the “Settlement Date”).

The tables below summarize the results of the Tender Offers and the aggregate principal amount of the Notes to remain outstanding:

Notes	Aggregate Principal Amount Outstanding	Purchase Price(1)	Aggregate Principal Amount Validly Tendered and Accepted for Purchase(2)	Aggregate Principal Amount Outstanding Giving Effect to Settlement of the Tender Offers(2)
7.250% Senior Notes due 2020 (05540KAA9 / G3400TAA7 / US05540KAA97/ USG3400TAA72)	U.S.$118,283,000	U.S.$1,127.50	U.S.$32,183,000	U.S.$86,100,000
5.875% Senior Notes due 2022 (10552TAA5/ P1905C AA8 / US10552TAA51 / USP1905CAA82)	U.S.$172,870,000	U.S.$1,105.00	U.S.$54,208,000	U.S.$118,662,000

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(1)   The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered and accepted for purchase. In addition, accrued and unpaid interest will be paid from and including the last interest payment date for such series of Notes up to, but not including, the Settlement Date.

(2)   Not including U.S.$145,000 in aggregate principal amount of 2020 Notes that had been submitted pursuant to the Notice of Guaranteed Delivery, for which the delivery of Notes must be made by no later than 5:00 p.m., New York City time, on Friday, September 16, 2016.

Upon the terms and subject to the conditions of the Tender Offers set forth in the Offer Documents, all Notes validly tendered and not validly withdrawn at or prior to the Expiration Time have been accepted for purchase and will be paid in full by BRF on the Settlement Date. All Holders who validly tendered and did not validly withdraw their Notes at any time at or prior to the Expiration Time will receive the applicable Purchase Price. In addition, holders whose Notes are purchased in the Tender Offer will be paid accrued and unpaid interest on their purchased Notes from the last interest payment date up to, but not including, the Settlement Date.

Payment by BRF for Notes tendered and accepted for payment pursuant to a Notice of Guaranteed Delivery is expected to occur on the Settlement Date, subject to, and after, receipt by the tender agent of a properly completed and duly executed Letter of Transmittal and all other documents required by the Letter of Transmittal, no later than the close of business on Friday, September 16, 2016, the second business day after the Expiration Time, all as provided in the Offer to Purchase.

The information agent and tender agent for the Tender Offers is D.F. King & Co., Inc. To contact the information agent and tender agent, banks and brokers may call +1 (212) 269-5550, and others may call U.S. toll-free: +1 (888) 605-1958 or email brf@dfking.com. Additional contact information is set forth below.

By Mail, Hand or Overnight Courier: 48 Wall Street 22nd Floor New York, NY 10005 USA Attention: Peter Aymar	By Facsimile Transmission: (for eligible institutions only) +1 (212) 709-3328 Attention: Peter Aymar Confirmation by Telephone +1 (212) 232-3235

Copies of each of the Offer Documents are available at the following web address: www.dfking.com/brf.

Any questions or requests for assistance or for additional copies of this notice may be directed to the dealer managers at their respective telephone numbers set forth below or, if by any Holder, to such Holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers.

The dealer managers for the Tender Offers are:

BNP Paribas Securities Corp. 787 Seventh Avenue New York, New York 10019 Attention: Liability Management Group Telecopy No.: +1 (917) 472-4745 Telephone No.: +1 (212) 841-3059	BTG Pactual US Capital LLC 601 Lexington Avenue, 57th Floor New York, New York 10022 Attention: DCM Group Collect: +1 (212) 293-4600	HSBC Securities (USA) Inc. 452 Fifth Avenue New York, New York 10018 Attn: Global Liability Management Group Toll free: +1 (888) HSBC-4LM Collect: +1 (212) 525 5552

This notice does not constitute or form part of any offer or invitation to purchase, or any solicitation of any offer to sell, the Notes or any other securities in the United States or any other country, nor shall it or any part of it, or the fact of its release, form the basis of, or be relied on or in connection with, any contract therefor. The Tender Offers are made only by and pursuant to the terms of the Offer Documents, and the information in this notice is qualified by reference to the Offer Documents.

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José Alexandre Carneiro Borges

Chief Financial Officer and Investor Relations Officer
BRF S.A.